

September 14, 2011

Via Facsimile
William A. Priddy, Jr.
Chief Financial Officer, Corporate Vice
   President of Administration and Secretary
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409-9421

> **Re:**   **RF Micro Devices, Inc.**
> **Form 10-K for the fiscal year ended April 2, 2011**
> **Filed June 1, 2011**
> **File No. 000-22511**

Dear Mr. Priddy, Jr.:

We have reviewed your letter dated September 6, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 2, 2011

Item 8. Financial Statements and Supplementary Data, page 44

Note 15. Operating Segment and Geographic Information, page 85

1.   We note from your response to prior comment 4 that you do not expect CPG and MPG revenues to grow at similar rates due to business maturity and the mix of product life cycles. Given that these segments appear to be in different stages of their life cycles and you do not expect their revenues to grow at similar rates in future periods, please explain to us why you believe that these segments will exhibit similar long term economic characteristics. Additionally explain why you believe that providing disaggregated information would not help users of your financial statements better understand your performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole.

2.   We note the difference in 2011 in your non-GAAP operating margin. Please tell us what significant factors you believe will cause changes in your non-GAAP operating margins in 2012 and 2013 compared to 2011.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney, at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 or me at (202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Kate Tillan for

                                        Martin F. James
                                        Senior Assistant Chief Accountant